

March 14, 2012

Via E-mail
Ms. Jill M. Broadfoot
Chief Financial Officer
Vical Incorporated
10390 Pacific Center Court
San Diego, California   92121

      Re: Vical Incorporated
              Form 10-K for the Year Ended December 31, 2010
              Filed March 4, 2011
              File No. 000-21088

Dear Ms. Broadfoot:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Gus Rodriguez

              Gus Rodriguez
              Accounting Branch Chief